Generate Access Codes Acknowledgment

The EDGAR access codes below were successfully generated for CIK 0002039274.

You may now use these codes to log into the EDGAR Filing website or the EDGAR OnlineForms/XML website. After logging into either of these websites, you may change your password and/or CCC by clicking on the "Retrieve/Edit Data" menu item under "Information Exchange" in the main EDGAR window. At any time, you may also use **this** website to regenerate all of your codes.

EDGAR Access Codes	
CIK:	0002039274
Password:	n$urxzig3pyv
CCC:	qsyvec8@
PMAC:	kuxda6*s

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